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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                     SEC FILE NUMBER: 13-4031359

                           NOTIFICATION OF LATE FILING
                                  (CHECK ONE):

/ / Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K /x/ Form 10-Q and Form 10-QSB / / Form N-SAR

         For Period Ended:                  JUNE 30, 2000
                                            -------------

                  /   / Transition Report of Form 10-K
                  /   / Transition Report on Form 20-F
                  /   / Transition Report on Form 11-K
                  / x / Transition Report on Form 10-QSB
                  /   / Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
THE ITEM(S) TO WHICH THE NOTIFICATION RELATES

                                       N/A

PART I - REGISTRANT INFORMATION

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
Full Name of Registrant:                                    THE FINANCIAL COMMERCE NETWORK, INC.
                                                            ------------------------------------

Former Name If Applicable:                                  N/A
                                                            ---

Address of Principal Executive Office (Street and Number):  63 WALL STREET
                                                            --------------

City, State and Zip Code:                                   NEW YORK, NEW YORK 10005
                                                            ------------------------

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PART II - RULES 12B-15 (b) AND (c)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12b-25(b), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE).

/ x /      (a)      The reasons described in reasonable detail in Part III of
                    this form could not be eliminated



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                    without unreasonable effort or expense;

/   /      (b)      The subject annual report or semi-annual report, transition report on Form 10-K or portion thereon will be filed on or before the fifth calendar day following the prescribed due date;

/   /      (c)      The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-QSB COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD

Data necessary for the completion of the review of the financial statements was not available on a timely basis from outside sources.

The Company intends to file the Form 10-QSB for the three months ended June 30, 2000 within the next five days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Ara Proudian                  (212)                 742-9870
         -----------------------------------------------------------------------
            (Name)                (Area Code)          (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              /   / Yes         / X / No

A report on Form 8-K is outstanding with respect to the acquisition of all of the outstanding shares of Stockchicken.com.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                              / X / Yes         /   / No

IF SO: ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

The volatility of the equity markets in general and the Company's trading markets caused a deterioration in the Company's trading performance resulting in a loss from trading and commissions activity of ($57,701) during the quarter ended June 30, 2000 as compared to income of $470,413 during the corresponding quarter of the preceding year. The Company's profitability was further affected during the first half of this year by the grant of stock options and warrants with exercise prices below fair market value to employees as compensation. The Company's net loss increased from ($532,852) for the quarter ended June 30, 1999 to approximately ($1,310,000) for three months ended June 30, 2000 and from ($1,200,166) for the six months ended June 30, 1999 to approximately ($2,020,000) for the six months ended
June 30, 2000.

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                      THE FINANCIAL COMMERCE NETWORK, INC.


       HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



Date: August 15, 2000                   By: /s/ Ara Proudian
                                           ------------------------------
                                           Ara Proudian
                                           President and Chief Financial Officer